Exhibit 99.1

Yalla Group Limited Announces Unaudited First Quarter 2022 Financial Results

DUBAI, UAE, May 16, 2022 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operating Highlights

•
Revenues were US$72.3 million in the first quarter of 2022, representing an increase of 6.9% from the first quarter of 2021.
o
Revenues generated from chatting services in the first quarter of 2022 were US$51.9 million.
o
Revenues generated from games services in the first quarter of 2022 were US$20.3 million.
•
Net income was US$17.7 million in the first quarter of 2022, compared with net income of US$19.8 million in the first quarter of 2021. Net margin1 was 24.5% in the first quarter of 2022.
•
Non-GAAP net income2 was US$26.0 million in the first quarter of 2022, compared with Non-GAAP net income of US$33.6 million in the first quarter of 2021. Non-GAAP net margin3 was 35.9% in the first quarter of 2022.
•
Average MAUs4 increased by 55.3% to 29.2 million in the first quarter of 2022 from 18.8 million in the first quarter of 2021.
•
The number of paying users5 on our platform increased by 61.0% to 9.4 million in the first quarter of 2022 from 5.8 million in the first quarter of 2021.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla and Yalla Ludo have been our main mobile applications since the beginning of the periods presented herein, and Yalla Parchis has been a main mobile application of our company since the third quarter of 2021.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Key Operating Data	For the three months ended
	March 31, 2021	March 31, 2022

Average MAUs (in thousands)	18,806	29,203

Paying users (in thousands)	5,839	9,402

“We kicked off 2022 with an exceptional operational and financial performance, demonstrating impressive resilience in the volatile environment,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Our group’s MAUs and paying users grew by 55.3% and 61.0% year-over-year, respectively, to 29.2 million and 9.4 million, and our group’s total revenues reached an all-time high of US$72.3 million, beating the top end of our guidance. These accomplishments were driven by our ongoing efforts to broaden and deepen our relationships with our user base, facilitate monetization and uphold our overall strong operational efficiency and execution capabilities. We have also made progress in a number of new initiatives – notably, we will soon introduce the beta version of our first hard-core mobile game. In addition to meeting MENA users’ evolving needs, both our social metaverse product Waha and our instant messaging product YallaChat launched iterations with user-friendly features during the quarter, laying the solid foundation for enhanced products’ synergies and stickiness and strengthening users’ loyalty.

“2022 is undoubtedly shaping up to be a year full of challenges. During these uncertain times, we will intensify our focus on pursuing quality growth while remaining steadfast in our mission to build the most popular online social networking and entertainment destination in the MENA region.” Mr. Yang concluded.

“In the first quarter of 2022, our revenue reached US$72.3 million, beating the top end of our guidance and demonstrating once again our ability to deliver growth in a rapidly evolving environment,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “We also increased investments in product development and grew our talent pool during the quarter to drive new business development. Meanwhile, we adhered to our ROI-based approach for promotions and advertising and successfully reduced our group’s selling and marketing expenses by 5.9% quarter-over-quarter while maintaining robust growth amid macro uncertainty. Our GAAP and non-GAAP net margin for the quarter remained at healthy levels of 24.5% and 35.9%, respectively, impressive by industry standards, while our ample cash reserves provide an ongoing solid support for the expansion of our Yalla ecosystem. Looking forward, we will continue to refine our resource allocation to progress product innovation and monetization while boosting sales and marketing efficiency as well as optimizing capital utilization to grow the group’s long-term profitability.”

First Quarter 2022 Financial Results

Revenues

Our revenues were US$72.3 million in the first quarter of 2022, a 6.9% increase from US$67.6 million in the first quarter of 2021. The increase was primarily driven by the broadening of our user base and the enhancement of its monetization capability. Our average MAUs increased by 55.3%, from 18.8 million in the first quarter of 2021 to 29.2 million in the first quarter of 2022. Another primary contributor to our solid revenue growth was the significant rise in the number of paying users, which increased from 5.8 million in the first quarter of 2021 to 9.4 million in the first quarter of 2022.

In the first quarter of 2022, our revenues generated from chatting services were US$51.9 million, and revenues from games services were US$20.3 million.

Costs and expenses

Our total costs and expenses were US$54.1 million in the first quarter of 2022, compared with US$47.4 million in the first quarter of 2021.

Our cost of revenues was US$27.5 million in the first quarter of 2022, a 14.7% increase from US$24.0 million in the same period last year, primarily due to an increase in technical service fees resulting from the expansion of our product portfolio and an increase in salaries and benefits resulting from the expansion of the operation and maintenance team. Cost of revenues as a percentage of our total revenues increased from 35.5% in the first quarter of 2021 to 38.1% in the first quarter of 2022.

Our selling and marketing expenses were US$12.5 million in the first quarter of 2022, a 49.8% increase from US$8.4 million in the same period last year, primarily due to higher advertising and market promotion expenses driven by our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of our total revenues were 17.3% in the first quarter of 2022, increasing from 12.4% in the first quarter of 2021. The ratio declined from 19.7% in the fourth quarter of 2021, driven by our more disciplined advertising and promotion approach.

Our general and administrative expenses were US$8.0 million in the first quarter of 2022, a 31.5% decrease from US$11.7 million in the same period last year, primarily due to lower share-based compensation expenses recognized during the first quarter of 2022. General and administrative expenses as a percentage of our total revenues decreased from 17.3% in the first quarter of 2021 to 11.1% in the first quarter of 2022.

Our technology and product development expenses were US$6.0 million in the first quarter of 2022, a 79.0% increase from US$3.3 million in the same period last year, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of our total revenues increased from 4.9% in the first quarter of 2021 to 8.3% in the first quarter of 2022.

Operating income

Operating income was US$18.3 million in the first quarter of 2022, compared with operating income of US$20.2 million in the first quarter of 2021.

Non-GAAP operating income6

Non-GAAP operating income (which excluded share-based compensation expenses) in the first quarter of 2022 was US$26.5 million, compared with non-GAAP operating income of US$34.0 million in the same period last year.

Income tax expense

Our income tax expense was US$0.61 million in the first quarter of 2022, compared with US$0.43 million in the first quarter of 2021.

Net income

As a result of the foregoing, our net income was US$17.7 million in the first quarter of 2022, compared with a net income of US$19.8 million in the first quarter of 2021.

Non-GAAP net income

Non-GAAP net income (which excluded share-based compensation expenses) in the first quarter of 2022 was US$26.0 million, compared with non-GAAP net income of US$33.6 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.12 and US$0.10 respectively in the first quarter of 2022, while basic and diluted earnings per ordinary share were US$0.13 and US$0.11 respectively in the same period of 2021.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.17 and US$0.15 respectively in the first quarter of 2022, compared with US$0.23 and US$0.19 respectively in the same period of 2021.

Cash and cash equivalents

As of March 31, 2022, we had cash and cash equivalents of US$367.5 million, compared with cash and cash equivalents of US$351.5 million as of December 31, 2021.

Extension of the share repurchase program

Pursuant to the share repurchase program announced on May 21, 2021, as of March 31, 2022, the Company has repurchased 1,903,205 American depositary shares (“ADSs”), representing 1,903,205 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$25.4 million. The aggregate value of ADSs and/or Class A ordinary shares that may yet be purchased under the share repurchase program was US$124.6 million as of March 31, 2022. Our board of directors has approved an extension of the expiration date of the share repurchase program to May 21, 2023.

The share repurchases may continue to be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase plan periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing funds.

Outlook

For the second quarter of 2022, the management of the Company currently expects revenues to be between US$66.0 million and US$70.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, May 16, 2022, at 8:00 P.M. U.S. Eastern Time, Tuesday, May 17, 2022, at 4:00 A.M. Dubai Time, or Tuesday, May 17, 2022, at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	4067039

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until May 23, 2022, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	3546455

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin is non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company has expanded its content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and entertainment needs. The ecosystem includes YallaChat, an IM product tailored for Arabic users; Waha, a social networking product designed for the metaverse; and games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in the region. Yalla is also actively exploring outside of MENA, having launched Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with its users. In addition, through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core game distribution in the MENA region, leveraging its local expertise to bring exciting new content to its users.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2021	March 31, 2022
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	351,485,602	367,460,732
Short-term investments	2,906,344	5,876,588
Prepayments and other current assets	21,957,230	26,941,116
Total current assets	376,349,176	400,278,436
Non-current assets
Property and equipment, net	1,832,952	1,966,980
Operating lease right-of-use assets	857,474	1,715,145
Long-term investments	1,768,455	2,247,825
Total non-current assets	4,458,881	5,929,950
Total assets	380,808,057	406,208,386

LIABILITIES
Current liabilities
Accounts payable	4,392,330	4,164,763
Deferred revenue	24,971,203	27,243,392
Operating lease liabilities, current	472,734	803,841
Amounts due to related parties	—	748,244
Accrued expenses and other current liabilities	14,896,134	10,484,113
Total current liabilities	44,732,401	43,444,353
Non-current liabilities
Operating lease liabilities, non-current	195,596	792,656
Total non-current liabilities	195,596	792,656
Total liabilities	44,927,997	44,237,009

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	12,484	12,544
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	265,647,268	273,975,501
Treasury stock	(25,419,808)	(25,419,808)
Accumulated other comprehensive income	520,010	584,727
Retained earnings	95,123,951	112,900,422
Total shareholders’ equity of Yalla Group Limited	335,886,378	362,055,859
Non-controlling interests	(6,318)	(84,482)
Total equity	335,880,060	361,971,377
Total liabilities and equity	380,808,057	406,208,386

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$
Revenues	67,649,094	67,556,824	72,337,282
Costs and expenses
Cost of revenues	(24,000,472)	(23,928,785)	(27,527,990)
Selling and marketing expenses	(8,359,404)	(13,317,368)	(12,526,461)
General and administrative expenses	(11,713,739)	(8,130,904)	(8,027,870)
Technology and product development expenses	(3,342,559)	(3,916,387)	(5,984,568)
Total costs and expenses	(47,416,174)	(49,293,444)	(54,066,889)
Operating income	20,232,920	18,263,380	18,270,393
Interest income	8,845	35,218	51,119
Government grants	13,809	1,406,028	158,685
Investment income (loss)	2,162	147,154	(168,445)
Income before income taxes	20,257,736	19,851,780	18,311,752
Income tax expense	(427,972)	(794,413)	(613,445)
Net income	19,829,764	19,057,367	17,698,307
Net loss attributable to non-controlling interests	—	6,318	78,164
Net income attributable to Yalla Group Limited’s shareholders	19,829,764	19,063,685	17,776,471

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$
Earnings per ordinary share
——Basic	0.13	0.13	0.12
——Diluted	0.11	0.11	0.10
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	147,319,197	149,516,472	150,157,560
——Diluted	180,045,126	176,907,506	176,548,571

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$
Cost of revenues	1,709,574	1,632,754	1,444,320
Selling and marketing expenses	3,228,042	1,878,389	1,846,594
General and administrative expenses	8,703,866	4,689,722	4,662,669
Technology and product development expenses	133,831	325,757	311,442

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	US$	US$	US$
Operating income	20,232,920	18,263,380	18,270,393
Share-based compensation expenses	13,775,313	8,526,622	8,265,025
Non-GAAP operating income	34,008,233	26,790,002	26,535,418

Net income	19,829,764	19,057,367	17,698,307
Share-based compensation expenses	13,775,313	8,526,622	8,265,025
Non-GAAP net income	33,605,077	27,583,989	25,963,332

Net income attributable to Yalla Group Limited’s shareholders	19,829,764	19,063,685	17,776,471
Share-based compensation expenses	13,775,313	8,526,622	8,265,025
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	33,605,077	27,590,307	26,041,496

Non-GAAP earnings per ordinary share
——Basic	0.23	0.18	0.17
——Diluted	0.19	0.16	0.15
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	147,319,197	149,516,472	150,157,560
——Diluted	180,045,126	176,907,506	176,548,571